

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

June 12, 2013

<u>Via E-mail</u>
Mr. Harry J. Cynkus
Chief Financial Officer
Rollins, Inc.
2170 Piedmont Road, N.E.
Atlanta, GA 30324

      RE: **Rollins, Inc.**
                   Form 10-K for the Fiscal Year Ended December 31, 2012
                   Filed February 27, 2013
                   File No. 1-04422

Dear Mr. Cynkus:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations</u>

<u>Revenues, page 22</u>

1. We note that revenues have increased steadily over the past five years. Your disclosure indicates that this is due to a combination of increased sales/closings and increased prices. In future filings, please clarify the amount of increase that is due to increased sales, the amount due to pricing increases, and the amount due to other factors.

2. We note that you generate revenues from commercial pest control, residential pest control and the Company's termite business. Please tell us how you have determined that the Company operates in one operating segment. For reference see ASC 250-10-50.

Liquidity and Capital Resources, page 24

3. Tell us your consideration of providing liquidity disclosures to discuss the potential tax impact associated with the repatriation of undistributed earnings of foreign subsidiaries. We note that currently you have over $40 million in cash held in foreign banks. In this regard, please consider disclosing the impact of repatriating the undistributed earnings of foreign subsidiaries. In addition if you do not plan to repatriate the funds please disclose this in future filings. We refer you to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release 33-8350.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact William Demarest, Staff Accountant, at (202) 551-3432 or me at (202) 551-3486 with any questions.

Sincerely,

/s/ Daniel L. Gordon

Daniel L. Gordon
Branch Chief